SEGA CORPORATION
Corporate Planning Division
IR Department
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7072 facsimile: +81-3-5736-7066

03003706

February 3, 2003

Securities and Exchange Commission
Office of International Corporate Finance
stop 3-9
450 Fifth Street, N.W.
Washington D.C 20549

SUPPL

SEC MAIL RECEIVED PROCESSING FEB - 5 2003 WASH. D.C. 181 SECTION

Sega Enterprises Ltd

Re: ~~SEGA CORPORATION~~
Rule 12g3-2(b) Exemption No. 82-3439

PROCESSED MAR 03 2003 THOMSON FINANCIAL

Dear Sir/Madam:

On behalf of SEGA CORPORATION ("SEGA"), enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii):

- Semi-annual report for six months ended September 30, 2002

If you have any question about the enclosed materials, please contact Shoichi Yamazaki, +81-3-5736-7072.

Sincerely yours,

S. Yamazaki

Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION

dlw 3/10

SEMIANNUAL REPORT 2003

Six Months Ended September 30, 2002


Shinobi™

SEGA®

SEGA CORPORATION


TIME BONUS
©SEGA

CONTENTS



FINANCIAL HIGHLIGHTS

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1998, 1999, 2000, 2001 and 2002 and the six months ended September 30, 2002

	Millions of yen					
	1998.3	1999.3	2000.3	2001.3	2002.3	**2002.9 (Unaudited)**
For the Year/Period:						
Net sales:						
Amusement machine sales	¥122,627	¥ 88,372	¥ 73,654	¥ 52,503	¥ 52,664	**¥30,250**
Amusement center operations	94,521	93,128	79,212	74,657	68,534	**34,904**
Consumer business	114,457	84,694	186,189	115,753	85,136	**29,990**
Total	¥331,605	¥266,194	¥339,055	¥242,913	¥206,334	**¥95,144**
Cost of sales	¥270,710	¥201,819	¥290,492	¥218,235	¥144,717	**¥68,663**
Gross profit	60,895	64,375	48,563	24,678	61,617	**26,481**
Selling, general and administrative expenses	74,862	62,287	88,917	76,697	47,416	**21,874**
Operating income (loss)	(13,967)	2,088	(40,354)	(52,019)	14,201	**4,607**
Net income (loss)	(35,635)	(42,881)	(42,880)	(51,730)	(17,829)	**1,015**
At Year/Period-End:						
Total assets	¥368,963	¥425,614	¥375,341	¥284,466	¥243,910	**¥223,574**
Total shareholders' equity	122,047	80,641	80,725	91,687	83,570	**89,126**


Net Sales
Millions of yen
400,000
300,000
200,000
100,000
0
1998.3 1999.3 2000.3 2001.3 2002.3 2002.9


Operating Income (Loss)
Millions of yen
20,000
0
-20,000
-40,000
-60,000
1998.3 1999.3 2000.3 2001.3 2002.3 2002.9


Total Shareholders' Equity
Millions of yen
160,000
120,000
80,000
40,000
0
1998.3 1999.3 2000.3 2001.3 2002.3 2002.9



To Our Stakeholders

Hideki Sato
President and Representative Director

We are pleased to present this report on SEGA CORPORATION's results for the six-month interim period ended September 30, 2002. Consolidated net sales for the interim period were ¥95.1 billion ($775.7 million) and operating income amounted to ¥4.6 billion ($37.6 million). Net income for the interim period was ¥1.0 billion ($8.3 million), and SEGA is on course to show its first profit in six terms for the full fiscal year ending March 31, 2003. However, although net sales were higher than our targets, profitability was lower than the forecasts we announced at the beginning of the period. In addition, we have issued a revised outlook for the full fiscal year accompanying a revision in the number of software copies we expect to sell in Consumer Business. We wish to express our sincerest regrets to our shareholders and others who have provided their support for our activities for any inconvenience these revisions may cause.

By business segment, our Amusement Machine Sales segment posted revenues and operating income above our initial targets, as we introduced new and popular machines, including *World Club Champion Football Serie A 2001–2002* and *Virtua Fighter 4 Evolution*. In addition, our Amusement Center Operations reported performance above initially announced targets and contributed to profitability. Nevertheless, in Consumer Business, we sold approximately 4.57 million copies, which was regrettably below our anticipated volume of 6.2 million copies, and this segment reported an operating loss for the interim period.

Under our Structural Reform Plan, we are directing particular attention to reforms in Consumer Business, and, in addition to immediately addressing the problems that surfaced during the interim period under review, we are taking steps to further accelerate the reform of these businesses in Japan, North America, and Europe. As a result, we anticipate that our basic growth scenario in the Structural Reform Plan will remain unchanged. In the latter half of this fiscal year, we are working to reach our targets for the full fiscal year, and all management and staff are uniting their efforts to regain confidence. As we work toward our objectives, we look forward to the continuing guidance and support of our shareholders.



Overview

OVERVIEW

AMUSEMENT BUSINESS

SEGA has established a strong base in this business as No. 1 in its field globally, and it is generating ample and steady cash flows. Through our continued strategy to expand our market share, we anticipate that growth will continue above the target level announced previously.

CONSUMER BUSINESS

Principal issues to be addressed are making improvements in the structure of Consumer Business and reinforcing our product lineup. Specific policies we are implementing include:

1) Lowering the break-even point and establishing a suitable business framework as quickly as possible

- Reviewing our title portfolio (focusing our title offerings and strengthening title management)
- Reducing sales promotion and other expenses
- Improving the profitability of the SEGA Sports titles

2) Working to expand sales volume through stronger title portfolio strategy

- Developing strong No. 1 and No. 2 titles in each genre
- Developing blockbuster titles
- Reforming R&D studios

FINANCIAL REFORMS

We are moving forward steadily with plans to improve free cash flows and gradually reduce our interest-bearing debt. We anticipate reaching our objective of realizing positive net cash by the end of this fiscal year. In addition, by building our operating cash flows and recording a gain on the disposal of assets donated by the late Mr. Isao Okawa, former chairman and president of the Company, we have made preparations for having funds on hand to redeem ¥50 billion in convertible bonds that will mature in June 2004.



Operational Reform Consumer Business

OPERATION

Tetsu Kayama
COO and Representative Director

In Consumer Business, this is effectively our first year for publishing software for the hardware platforms of other companies. In view of our sales performance during the period under review and conditions in the Japanese, North American, and European markets, we have regrettably decided to revise our forecast for the second half of the fiscal year and the full fiscal year.

OUTLOOK FOR THE SECOND HALF AND THE FULL FISCAL YEAR

SEGA began the full-scale publishing of software for the hardware platforms of other companies during the latter half of the previous fiscal year, and the number of copies sold was especially favorable during the January-to-March quarter of 2002. As a consequence, we thought it would be possible to reach 20 million copies in sales for the current fiscal year. However, our confidence in the sales of software for the multiplatforms of other companies and our expectations regarding the performance of the SEGA Sports titles proved to be excessive. In addition, the problems related to business structure and the fact that this was effectively the first full fiscal year of publishing software for the multiplatforms of other companies combined to bring results below our initial expectations. Moreover, as a result of concerns regarding weak consumer spending in the North American market in the latter half of this fiscal year, especially during the holiday season, the selectivity of consumers in choosing products to purchase, the shortage of new titles, and expectations that the introduction of blockbuster titles would be delayed into the next fiscal year unfortunately led us to reduce our target for software sales to 12.6 million units.


Shinobi





AL REFORM



ISSUES TO BE ADDRESSED

The issues that emerged during the interim period under review were not just related to market conditions and competition but also to structural business reforms and strengthening the product lineup as SEGA proceeds with its Structural Reform Plan. Accordingly, we are accelerating the business reforms that we have pursued thus far in our three main markets of Japan, North America, and Europe and are taking steps to make immediate business reforms, with the understanding that the most important task is working to expand sales volume. Looking forward, we will (1) lower our break-even point and establish a business structure suited to this new cost structure as quickly as possible. Specific measures will include focusing and strengthening the management of our lineup of titles, reducing promotion costs, and working to improve the profitability of the SEGA Sports titles and (2) expand sales volume through a stronger title lineup, meaning, specifically, the development of the No. 1 and No. 2 titles in each genre and the creation of blockbuster titles, while also improving our R&D studios. Through the implementation of these policies, we will work to achieve both qualitative and quantitative growth. Unfortunately, we were obliged to conduct a thorough review of the strategies for Consumer Business, which is the area of highest priority under our Structural Reform Plan.

Nevertheless, as we have aimed for growth this time through the implementation of our multiplatform strategy, we have become clearly aware of what is lacking and what aspects are in need of improvement. Going forward, we will endeavor to attain the goals that are immediately ahead of us during the current fiscal year. In addition, regarding the problems that became apparent at this time, we will formulate solutions immediately and implement them step by step to attain growth in the next fiscal year and beyond and recover the confidence of our shareholders, customers, and other parties.







OPERATION

Operational Reform
Amusement Business

Akira Nagai
Representative Director and Senior Executive Officer

SEGA's Amusement Business operations have captured the No. 1 position in Japan. These activities are progressing ahead of the targets in our Structural Reform Plan. As the front-runner in the amusement industry, we plan to create new forms of amusement and go beyond our own operations to act as the driving force to lead and revitalize the market as a whole, while *aiming for an overwhelmingly dominant share in this area.*

AMUSEMENT CENTER OPERATIONS

In the Amusement Center Operations business, SEGA will work to enhance its strengths as the leading company in the industry and aim for growth and expansion in market share. During the first half of the interim period under review, customer numbers were affected by the 2002 FIFA World Cup soccer tournament held in Japan and South Korea and by the hot summer weather. However, during the latter half of the interim period, we introduced *World Club Champion Football Serie A 2001–2002, Virtua Fighter 4 Evolution,* and other popular titles. This led to an increase in sales of 3% over the same period of the previous fiscal year, and sales for the full interim period remained firm at approximately the same level as for the same period a year ago. In addition, we opened 14 new facilities. During the latter half of the current fiscal year, following the strong performance in the first half, sales of existing arcades are expected to continue above the previous year's levels, supported by *World Club Champion Football Serie A 2001–2002* and other titles.



AMUSEMENT MACHINE SALES

In Amusement Machine Sales, during the interim period, we continued offering a full lineup of products. One of the characteristics of the current amusement market is that customers tend to show interest only in "good products;" however, because we offer the No. 1 items in each category, we intend to drive toward further increases in market share. Among these products, *World Club Champion Football Serie A 2001–2002,* with the added attraction of using trading cards, was a major hit with customers, and the latest game in the Virtua Fighter series, *Virtua Fighter 4 Evolution,* also turned in a strong performance, thus making a major contribution to net sales.

AL REFORM



Among overseas activities, although sales performances were above planned targets at the beginning of the term, slight losses were reported in part because of progress toward reforms. In addition, in our gaming operations in Europe, a delay in the introduction of certain titles owing to the shortage of euro coins following the introduction of the euro and other factors led to market confusion, and we recorded an unexpected loss. Nevertheless, the appointment of a new management team and other measures are expected to result in a return to profitability from the next fiscal year onward. We will continue to pursue further growth in all our operations around the world. In pursuit of the development of new business models, during the latter half of the current fiscal year, we began to charge set fees for MJ Network Services, beginning in October 2002. Moreover, we will make effective use of software development resources, including *Triforce,* a next-generation, professional, general-purpose, three-dimensional computer graphics board, which we developed jointly with Nintendo Co., Ltd., and Namco Ltd., and introduce video games making use of *Chihiro,* which we developed jointly with Microsoft Corp. In addition, to expand our market share through our strategy of providing a full lineup, which is one of our strengths, we plan to continue to introduce superior products in each category.

In the Amusement Business as a whole, our performance is progressing at a pace that will place us above the targets we set in our Structural Reform Plan. Especially with regard to cash flows, we are looking for a substantial increase, as the outlook is for strong sales of amusement machines in Japan; also, we have reviewed our plans for new centers that were set at the time the Structural Reform Plan was announced, and we expect to move forward with the establishment of a substantially larger number of strategic facilities. In addition, we will take advantage of synergies between hardware and software by introducing popular titles along with amusement machine sales, and, by introducing these titles at our own centers, we will enhance their customer-drawing power, with the overall aim of boosting the Amusement Business.


UFO CATCHER 7





FINANCIAL

Financial Reform

Shunichi Nakamura
CFO and Senior Executive Officer

We made changes in our outlook following a major review of performance in Consumer Business. With regard to financial reform, we have aimed to put in place systems for dealing with all types of developments, and, in our financial reforms, we are moving forward with a review of our initial objectives and future policies.

GENERATING FREE CASH FLOWS

For the interim period under review, cash flows provided by operating activities amounted to ¥8.4 billion and cash flows provided by investing activities totaled ¥9.3 billion, bringing free cash flows to approximately ¥17.8 billion. We completed reforms in our financial position in the previous period, and, during the interim period, we are focusing on:

(1) generating free cash flows of ¥35.0 billion for the full fiscal year,

(2) reducing interest-bearing debt,

(3) conducting financing activities aimed at achieving positive net cash, and

(4) making preparations for the redemption of convertible bonds outstanding.

REDUCING INTEREST-BEARING DEBT

At the end of the previous fiscal year, the balance of convertible bonds outstanding was ¥59.9 billion, straight bonds outstanding amounted to ¥5.0 billion, and bank loans were ¥34.4 billion, thus bringing total interest-bearing debt to ¥99.3 billion. During the interim period under review, as a result of the redemption of straight bonds outstanding (¥5.0 billion), the repayment of bank loans, and the conversion of convertible bonds, interest-bearing debt was reduced to ¥83.7 billion. We are forecasting an outstanding balance of ¥56.8 billion in convertible bonds and ¥23.0 billion in bank loans; in addition, by the end of the fiscal year, we will have reduced interest-bearing debt to ¥79.8 billion.







REFORM



FINANCING ACTIVITIES AIMED AT POSITIVE NET CASH

Cash and time deposits, which stood at ¥62.8 billion at the end of the previous fiscal year, declined approximately ¥3.8 billion, to ¥59.0 billion at the end of the interim period, as these funds were used to amortize straight bonds and for other purposes. However, net cash (cash and time deposits minus interest-bearing debt) amounted to a ¥36.6 billion deficit at the end of the previous fiscal year but improved approximately ¥11.8 billion, to a ¥24.7 billion deficit at the end of the interim period. We are forecasting cash and time deposits of ¥80.0 billion at the end of the current fiscal year, which implies we will achieve a positive net cash flow during the current fiscal year.

PREPARING FOR THE REDEMPTION OF CONVERTIBLE BONDS OUTSTANDING

The SEGA Group requires ¥40.0 billion in cash on hand for the smooth conduct of its operations. As just mentioned, we are forecasting cash and time deposits of ¥80.0 billion at the end of the current fiscal year. Since the convertible bonds amounting to ¥50.0 billion must be redeemed by June 2004, we must build our cash flows and sell donated assets to bring cash and time deposits to at least ¥90.0 billion. With this level of cash and time deposits, we will be positioned to conduct our operations smoothly even if all convertible bonds must be redeemed. We have prepared plans for financial reform with the utmost attention to details. We expect to effectively achieve positive net cash, which we stated as a goal at the beginning of the period, on schedule, and we are in sight of having the necessary funds for redemption of our outstanding convertible bonds by their maturity dates in June 2004. Thus, we plan to move forward step by step under our Structural Reform Plan to achieve our financial reforms.









1. Overview

SEGA has been proceeding with the implementation of its Structural Reform Plan, making efforts to improve its profitability through business innovation and strengthening its financial structure through financial reforms.

Regarding the Amusement Business, SEGA achieved its initial targets for both Amusement Machine Sales and Amusement Center Operations. However, it fell far short of the initial targets set for the Consumer Business.

Consolidated net sales for the interim period (of the year ending March 31, 2003) were ¥95,144 million (a decrease of 2.7% compared with the same period of the previous fiscal year). Of this amount, domestic sales accounted for ¥80,326 million (up 3.2%), and overseas sales accounted for ¥14,818 million (down 25.7%), resulting in operating income of ¥4,607 million (a fall of 20.3%).

In addition, the Company recorded other income of ¥4,105 million, including a ¥3,076 million gain from the sale of investments in securities and ¥325 million from other, net, along with other expenses of ¥5,806 million, including ¥2,682 million in a loss from the disposal of donated assets, ¥981 million in a loss on valuation of investments in securities, and ¥677 million in provision for doubtful accounts. As a result, net income for the period was ¥1,015 million. (The net loss for the same period of the previous fiscal year was ¥20,871 million.)

SEGA has adopted the consolidated tax payment system, which became available during the year under review.

As the Company is in the process of implementing structural reforms, there will be no dividends paid for this period under review.

2. Performance by Business Segment

Amusement Machine Sales

- Sales: ¥30,250 million (up 17.2% from the same period of the previous fiscal year)
- Operating income: ¥6,513 million

Domestic marketing operations yielded record sales far exceeding initial targets by supplying products in all genres that included new products, standard products, and prize products.

In particular, *World Club Champion Football Serie A 2001–2002,* an innovative game that provides a new way of playing by utilizing trading cards, became a leading seller in the industry, contributing greatly to earnings.

The Company also greatly boosted sales by supplying popular products that stimulated the industry in each category, such as the video game machine *Virtua Fighter 4 Evolution,* the medal game machine *Star Horse 2002,* the prize game machine *UFO Catcher 7,* and the sticker-printing machine *Junshin Bisha.*


Stage Select
KISS SHOT
POCKET
Difficulty

In the prize products market as well, SEGA boosted its earnings by supplying attractive character goods and through the successful pursuit of collaboration with other companies.

In its overseas operations, the Company has been improving its profitability steadily. However, its European gaming business recorded losses during the period due to the postponement of the release of new models and titles as well as market confusion due to the introduction of the euro.

Amusement Center Operations

- Sales: ¥34,904 million (down 0.2% from the same period of the previous fiscal year)
- Operating income: ¥4,564 million

Customers tended to stay away from amusement facilities for a while until July 2002 due to the FIFA World Cup soccer events and hot summer weather. However, after August 2002, existing amusement facilities saw a boost in sales in the wake of the introduction of SEGA's *World Club Champion Football Serie A 2001–2002* and *Virtua Fighter 4 Evolution*, which proved to be industry-leading products. Its sales remained at almost the same level as for the interim period of the previous fiscal year.

During the period under review, the Company launched 14 new amusement facilities, which recorded favorable sales trends. In particular, "Club SEGA Makuhari" is providing new services and has set up an entire floor dedicated to "SEGA's Stuffed Doll Shop," which provides prizes (through prize machines, such as UFO Catchers, as well as the sale of prize products themselves). The customer response has been very favorable.

Consumer Business

- Sales: ¥29,990 million (down 19.0% from the same period of the previous fiscal year)
- Operating loss: ¥5,148 million

The sales volume of software during the interim period was as follows: 20 titles and 810 thousand copies in Japan (initial targets: 23 titles and 1,140 thousand copies), 18 titles and 2,560 thousand copies in North America (targets: 21 titles and 3,600 thousand copies), and 8 titles and 1,200 thousand copies in Europe (targets: 10 titles and 1,450 thousand copies), for a total of 46 titles and 4,570 thousand copies (targets: 54 titles and 6,190 thousand copies).

The effects of the postponement of the release of some titles scheduled for introduction during the interim period and discontinuation of other titles led to a shortfall in sales of 240 thousand copies in Japan, 260 thousand copies in North America, and 600 thousand copies in Europe, for a total shortfall of 1,100 thousand copies.

In the domestic market, initial targets could not be met due to the severe market conditions, although some titles did well, including *Phantasy Star Online Episode I & II* for Nintendo GameCube.





In the North American market, results fell far short of initial targets. In particular, SEGA Sports *NFL 2K3*, which won the Best Sports Game Award at the E3 Show (Electronic Entertainment Expo), was released on multiple platforms. Although initial shipments to retailers were favorable, actual sales fell short of projections, and shipments leveled off later in the period.

To increase the availability of *NFL 2K3* among a greater number of users, the Company decided to revise the product's price before the holiday season, which is the year's biggest sales season. The necessary accounting procedures were conducted during this period.

3. Financial Condition

As for financial reform, SEGA has steadily been proceeding with the reorganization and liquidation of assets through such measures as the reorganization of investment and sale of investments in securities. In addition, the Company's efforts to improve net cash (i.e., cash and time deposits minus interest-bearing debt) are proceeding as planned owing to an improvement in free cash flows and a reduction of interest-bearing debt.

During the interim period, the Company was able to generate free cash flows of ¥17,785 million (the total of cash flows provided by operating activities of ¥8,442 million and those provided by investment activities of ¥9,343 million). SEGA reduced interest-bearing debt ¥15,617 million, to ¥83,696 million at the end of the interim period (¥99,313 billion at the end of the previous fiscal year).

Of the assets donated by Mr. Okawa, ¥11,841 million were sold during the period.

As a result, net debt at the end of the period was ¥24,719 million (compared with ¥36,556 million at the end of the previous fiscal year), an improvement of ¥11,837 million.

The Company has also reviewed its banking relationships and repaid in advance the entire amount of existing bank loans for the discontinued Dreamcast business and has implemented a new financing policy appropriate to the cash flows from each of its businesses.

(As of September 30, 2002)

Directors and Auditors

Chairman	Yoshiji Fukushima
President and Representative Director	Hideki Sato
Representative Directors	Tetsu Kayama Akira Nagai
Directors	Hisashi Suzuki Masahiro Aozono Muneaki Masuda
Standing Auditors	Kazutada Ieda Iwao Nishi
Auditors	Kinsuke Miyazaki Yoshiyasu Gemma

Directors and Officers

Chief Operating Officer (COO)	Tetsu Kayama
Senior Executive Officer	Akira Nagai
CFO and Senior Executive Officer	Shunichi Nakamura
Executive Officers	Keiji Mori Masanao Maeda Yasuo Tazoe Hidekazu Yukawa Yu Suzuki Hisao Oguchi Yuji Naka Akira Sugano
Officers	Shoichi Yamazaki Takeshi Uehara Tokinori Kaneyasu Toshiya Tabata Ryoichi Shiratsuchi Hiroshi Yagi Toshihiro Nagoshi Masahiro Nakagawa Hideaki Morishita

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
As of March 31, 2002 and September 30, 2001 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1 (1))
ASSETS	2001.9	2002.3	**2002.9**	**2002.9**
Current Assets:				
Cash and time deposits	¥ 74,643	¥ 62,757	**¥ 58,977**	**$ 480,856**
Notes and accounts receivable	27,552	31,496	**28,534**	**232,646**
Inventories (Note 2 (4))	11,975	9,646	**12,171**	**99,234**
Other current assets	14,280	9,911	**10,703**	**87,264**
Less allowance for doubtful accounts	(2,367)	(1,811)	**(1,671)**	**(13,624)**
Total current assets	126,083	111,999	**108,714**	**886,376**
Investments and Advances:				
Investments in securities (Notes 2 (3) and 3)	47,953	46,166	**32,223**	**262,723**
Other investments and advances	17,960	18,966	**16,894**	**137,742**
	65,913	65,132	**49,117**	**400,465**
Less allowance for doubtful accounts	(5,893)	(7,595)	**(8,311)**	**(67,762)**
Total investments and advances	60,020	57,537	**40,806**	**332,703**
Property and Equipment (Note 2 (5)):				
Amusement machines and facilities	24,175	26,868	**29,759**	**242,634**
Buildings and structures	38,555	38,681	**39,538**	**322,364**
Other	17,411	15,838	**15,350**	**125,153**
	80,141	81,387	**84,647**	**690,151**
Less accumulated depreciation	(39,175)	(43,828)	**(46,969)**	**(382,952)**
	40,966	37,559	**37,678**	**307,199**
Land	20,628	11,834	**11,833**	**96,478**
Total property and equipment	61,594	49,393	**49,511**	**403,677**
Fixed Leasehold Deposits	18,168	17,771	**17,410**	**141,949**
Deferred Charges and Intangible Assets (Note 2 (6))	12,039	5,362	**5,708**	**46,539**
Excess Investment Costs over Net Assets of Consolidated Subsidiaries	1,826	1,848	**1,425**	**11,618**
Total assets	¥279,730	¥243,910	**¥223,574**	**$1,822,862**

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2001.9	2002.3	2002.9	Thousands of U.S. dollars (Note 1(1)) 2002.9
Current Liabilities:				
Short-term bank loans	¥ 16,886	¥ 29,208	**¥ 3,186**	**$ 25,976**
Current portion of long-term debt (Note 4)	57,637	6,741	**5,280**	**43,049**
Notes and accounts payable:				
Trade	24,231	19,282	**16,780**	**136,812**
Other	4,564	2,420	**2,769**	**22,577**
	28,795	21,702	**19,549**	**159,389**
Accrued expenses	12,895	17,883	**12,549**	**102,316**
Income taxes payable	3,326	4,823	**1,072**	**8,740**
Other current liabilities	7,643	8,569	**9,008**	**73,445**
Total current liabilities	127,182	88,926	**50,644**	**412,915**
Long-Term Liabilities:				
Long-term debt (Note 4)	60,943	63,364	**75,230**	**613,371**
Accrued employees' retirement benefits	3,317	3,414	**3,649**	**29,751**
Accrued retirement benefits for directors and corporate auditors	84	99	**110**	**897**
Deferred income taxes	452	2,043	**2,513**	**20,489**
Other	1,841	1,628	**1,647**	**13,429**
Total long-term liabilities	66,637	70,548	**83,149**	**677,937**
Minority Interest in Consolidated Subsidiaries	882	866	**655**	**5,341**
Shareholders' Equity:				
Common stock:				
Authorized—600 million shares at March 31, 2002 and September 30, 2001 and 2002				
Issued—171,462,395 shares at September 30, 2001, 172,262,477 shares at March 31, 2002 and 174,945,027 shares at September 30, 2002	124,775	125,406	**127,582**	**1,040,212**
Additional paid-in capital	124,287	124,917	**2,171**	**17,701**
Retained earnings (deficit)	(121,080)	(118,038)	**7,793**	**63,539**
Unrealized gain (loss) on other securities (Note 3)	(486)	2,586	**2,985**	**24,337**
Adjustment on revaluation of land	—	(9,281)	**(9,281)**	**(75,671)**
Translation adjustment	(8,822)	(8,435)	**(8,510)**	**(69,385)**
Treasury stock, at cost	(33,645)	(33,585)	**(33,614)**	**(274,064)**
Total shareholders' equity	85,029	83,570	**89,126**	**726,669**
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥279,730	¥243,910	**¥223,574**	**$1,822,862**

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2001 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2001.9	2002.9	2002.9
Net Sales	¥97,793	¥95,144	$775,736
Cost of Sales	67,821	68,663	559,829
Gross profit	29,972	26,481	215,907
Selling, General and Administrative Expenses	24,192	21,874	178,345
Operating income	5,780	4,607	37,562
Other Income (Expenses):			
Interest and dividend income	447	149	1,215
Interest expense	(1,156)	(434)	(3,539)
Net loss on sales or disposal of property and equipment	(2,710)	(243)	(1,981)
Loss on valuation of investments in securities	(24,934)	(981)	(7,998)
Gain on donated assets from Mr. Okawa	1,666	—	—
Gain on sales of investments in securities	2,509	3,076	25,079
Net loss on foreign exchange	(216)	(553)	(4,509)
Amortization of bond and note issue expenses	(241)	(236)	(1,924)
Equity in gain (loss) of non-consolidated subsidiaries and affiliates	(327)	555	4,525
Provision for doubtful accounts	—	(677)	(5,520)
Consumption tax exempted	346	—	—
Loss on settlement of donated assets from Mr. Okawa	—	(2,682)	(21,867)
Other, net	320	325	2,650
Total other expenses	(24,296)	(1,701)	(13,869)
Income (loss) before income taxes and minority interest in earnings of consolidated subsidiaries	(18,516)	2,906	23,693
Income Taxes (Note 2 (8)):			
Current	1,854	865	7,052
Deferred	398	997	8,129
	2,252	1,862	15,181
Minority Interest in Earnings of Consolidated Subsidiaries	(103)	(29)	(236)
Net income (loss)	¥(20,871)	¥ 1,015	$ 8,276

	Yen		U.S. dollars (Note 1 (1))
	2001.9	2002.9	2002.9
Per Share:			
Net income (loss)—basic	¥(141.60)	¥6.57	$0.05
Cash dividends	—	—	—
Weighted average number of shares (in thousands)	147,395	154,519	154,519

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2002 and for the six months ended September 30, 2001 and 2002

	Millions of yen	
	2001.9	2002.3
Deficit at Beginning of Period/Year	¥100,185	¥100,185
Decrease in Deficit	—	—
Increase in Deficit	24	24
Directors' bonus	24	24
Net Loss for the Period/Year	20,871	17,829
Accumulated Deficit at End of Period/Year	¥121,080	¥118,038

	Millions of yen	Thousands of U.S. dollars (Note 1(1))
	2002.9	2002.9
Additional Paid-in Capital at Beginning of Period	¥124,917	$1,018,483
Increase in Additional Paid-in Capital	2,171	17,701
Conversion of convertible bonds	1,548	12,621
Stock options exercised	623	5,080
Decrease in Additional Paid-in Capital	124,917	1,018,483
Transfer to retained earnings	124,917	1,018,483
Accumulated Additional Paid-in Capital at End of Period	2,171	17,701

	Millions of yen	Thousands of U.S. dollars (Note 1(1))
	2002.9	2002.9
Retained Earnings (Deficit)	¥(118,038)	$ (962,397)
Increase in Retained Earnings	125,932	1,026,759
Net gain for the period	1,015	8,276
Transfer from additional paid-in capital	124,917	1,018,483
Decrease in Retained Earnings	101	823
Directors' bonus	101	823
Accumulated Retained Earnings at End of Period	7,793	63,539

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2001 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2001.9	**2002.9**	**2002.9**
Cash Flows from Operating Activities:			
Income (loss) before income taxes and minority interest in earnings of consolidated subsidiaries	¥(18,516)	**¥ 2,906**	**$ 23,693**
Adjustments for:			
Depreciation and amortization	8,204	**7,062**	**57,578**
Transfer of amusement machines and facilities from investing activities	(4,278)	**(2,773)**	**(22,609)**
Provision for doubtful accounts	(2,230)	**645**	**5,259**
Increase in accrued employees' retirement benefits	198	**234**	**1,908**
Interest and dividend income	(447)	**(149)**	**(1,215)**
Interest expense	1,156	**434**	**3,539**
Equity in (loss) gain of non-consolidated subsidiaries and affiliates	327	**(555)**	**(4,525)**
Amortization of excess investment costs over net assets of consolidated subsidiaries	294	**83**	**677**
Loss on sales or disposal of property and equipment	2,710	**257**	**2,095**
Gain on sales of investments in securities	(2,509)	**(3,076)**	**(25,079)**
Loss on valuation of investments in securities	24,934	**981**	**7,998**
Gain on donated assets from Mr. Okawa	(1,666)	**—**	**—**
Loss on settlement of donated assets from Mr. Okawa	—	**2,682**	**21,867**
Decrease (increase) in notes and accounts receivable	(5,066)	**1,602**	**13,062**
(Increase) decrease in inventories	4,428	**(2,360)**	**(19,242)**
Decrease in notes and accounts payable	(3,815)	**(926)**	**(7,550)**
Other	(5,129)	**(6,223)**	**(50,738)**
Subtotal	(1,405)	**824**	**6,718**
Interest and dividend received	366	**216**	**1,761**
Interest paid	(1,268)	**(452)**	**(3,685)**
Payments for additional benefits for retirees	(711)	**—**	**—**
Proceeds from donated assets from Mr. Okawa	1,204	**—**	**—**
Proceeds from settlement of donated assets from Mr. Okawa	—	**11,841**	**96,543**
Income taxes paid	(764)	**(3,987)**	**(32,507)**
Net cash provided by (used in) operating activities	(2,578)	**8,442**	**68,830**
Cash Flows from Investing Activities:			
Decrease in amount of time deposits	—	**10,000**	**81,533**
Payments for purchases of property and equipment	(1,944)	**(4,581)**	**(37,350)**
Proceeds from sales of property and equipment	1,953	**315**	**2,568**
Payments for purchases of investments in securities	(576)	**(59)**	**(481)**
Proceeds from sales of investments in securities	4,695	**4,268**	**34,798**
Additional payments for consolidated subsidiaries	—	**(50)**	**(408)**
Payments for advances	(8)	**(158)**	**(1,288)**
Proceeds from collections of advances	8,189	**234**	**1,908**
Payments for fixed leasehold deposits	(553)	**(1,107)**	**(9,026)**
Proceeds from collections of fixed leasehold deposits	1,145	**828**	**6,751**
Other	(775)	**(347)**	**(2,829)**
Net cash provided by investing activities	12,126	**9,343**	**76,176**
Cash Flows from Financing Activities:			
Decrease in short-term bank loans, net	(21,349)	**(25,706)**	**(209,588)**
Proceeds from long-term debt	48,915	**27,120**	**221,117**
Repayment of long-term debt	(189)	**(13,614)**	**(110,999)**
Cash dividends paid	(19)	**(8)**	**(65)**
Other	30	**1,217**	**9,922**
Net cash (used in) provided by financing activities	27,388	**(10,991)**	**(89,613)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(120)	**(577)**	**(4,704)**
Net Increase in Cash and Cash Equivalents	36,816	**6,217**	**50,689**
Cash and Cash Equivalents at Beginning of Period	37,633	**52,751**	**430,094**
Cash and Cash Equivalents at End of Period (Note 2 (2))	¥ 74,449	**¥58,968**	**$480,783**

The accompanying notes are an integral part of this statement.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2001 and 2002

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥122.65=US$1, the average rate of exchange as at September 30, 2002, has been used for the purpose of such translations. These translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 39,149 thousand shares of common stock of the Company at March 31, 2002 and September 30, 2002, representing 22.7% and 22.4% of shares outstanding at such dates.

There have been no material transactions or account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope of Consolidation

The Company had 55 subsidiaries and 10 affiliates at September 30, 2002 (58 subsidiaries and 13 affiliates at March 31, 2002).

The consolidated financial statements include the accounts of the Company and 46 of its subsidiaries (50 at March 31, 2002).

(2) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and short-term investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(3) Marketable and Investment Securities

Securities are classified into four categories: trading securities, held-to-maturity debt securities, investments in subsidiaries and affiliates and other securities. Other securities for which market quotations are available are stated at fair value. Net unrealized gains or losses on these securities are reported as a separate item in the shareholders' equity at a net-of-tax amount. Other securities for which market quotations are unavailable are stated at cost.

(4) Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market value.

(5) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(6) Deferred Charges

Debt issuance costs are amortized over three years.

(7) Intangible Assets

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

(8) Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

The Company filed a consolidated income tax return for the six months ended September 30, 2002, whereas each of the domestic consolidated subsidiaries filed a separate income tax return prior to the period.

As a result, net gains for the period increased by ¥949 million ($7,737 million) as compared with the amounts based on the separate income tax returns.

(9) Finance Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

3. MARKETABLE AND INVESTMENT SECURITIES

Cost, net unrealized gains or losses and fair value of marketable securities classified as investments in securities, as of March 31, 2002 and September 30, 2001 and 2002 is summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2001.9	2002.3	**2002.9**	**2002.9**
Stocks:				
Cost	¥27,696	¥16,863	**¥14,856**	**$121,125**
Carrying amount (fair value)	27,678	21,376	**20,433**	**166,596**
Unrealized gain (loss)—net	(18)	4,513	**5,577**	**45,471**
Bonds and Debentures:				
Cost	¥ 838	¥ 537	**¥ 537**	**$ 4,378**
Carrying amount (fair value)	734	526	**471**	**3,840**
Unrealized loss—net	(104)	(11)	**(66)**	**(538)**

The carrying amounts of non-marketable securities held at September 30, 2001, March 31, 2002 and September 30, 2002 were ¥5,721 million, ¥5,189 million, and ¥4,561 million ($37,187 thousand) for stocks and ¥200 million, ¥200 million and ¥0 million ($0 thousand) for bonds.

4. LONG-TERM DEBT

Long-term debt at March 31, 2002 and September 30, 2001 and 2002 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2001.9	2002.3	**2002.9**	**2002.9**
1.70% unsecured notes due 2002	¥ 5,000	¥ 5,000	**¥ —**	**$ —**
2.00% unsecured notes due 2001	10,000	—	**—**	**—**
2.15% unsecured notes due 2001	10,000	—	**—**	**—**
2.27% unsecured notes due 2002	5,000	—	**—**	**—**
0.40% convertible bonds due 2006	10,863	9,908	**6,807**	**55,499**
Zero-coupon convertible bonds due 2004	50,000	50,000	**50,000**	**407,664**
Unsecured loans, from banks due 2002 to 2010 with average interest of 1.9% per annum in 2002 and due 2002 to 2010 with average interest of 1.9% per six months in 2003	27,717	5,197	**23,703**	**193,257**
	118,580	70,105	**80,510**	**656,420**
Less portion due within one year	57,637	6,741	**5,280**	**43,049**
	¥60,943	¥63,364	**¥75,230**	**$613,371**

The zero-coupon convertible bonds due 2004 were issued on June 18, 2001 for a principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,398 per share effective July 2, 2001. The 0.4% convertible bonds due 2006 were issued on February 17, 1999 for a principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

The aggregate annual maturities of long-term debt after September 30, 2002 are as follows:

Year ending September 30,	Millions of yen	Thousands of U.S. dollars
2003	¥ 5,280	$ 43,050
2004	55,246	450,437
2005	4,725	38,524
2006	11,032	89,947
2007	4,220	34,407

5. SEGMENT INFORMATION

(1) Business Segment Information

SEGA operates principally in the following business segments: amusement machine sales, amusement center operations and consumer business.

Details of each segment of business are as follows:

Amusement machine sales:

Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines

Amusement center operations:

Operating amusement centers

Consumer business:

Manufacturing and selling home video games, toys and educational equipment, etc.

Net sales of SEGA for the six months ended September 30, 2001 and 2002, classified by business segment, are summarized as follows:

	Millions of yen				
Six months ended September 30, 2001	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	¥25,816	¥34,971	¥37,006	¥ —	¥97,793
Intersegment sales/transfers	10,007	—	4	(10,011)	—
Total	35,823	34,971	37,010	(10,011)	97,793
Cost of sales and operating expenses	33,792	29,367	37,881	(9,027)	92,013
Operating income (loss)	¥ 2,031	¥ 5,604	¥ (871)	¥ (984)	¥ 5,780

	Millions of yen				
Six months ended September 30, 2002	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	¥30,250	¥34,904	¥29,990	¥ —	¥95,144
Intersegment sales/transfers	8,547	36	1	(8,584)	—
Total	38,797	34,940	29,991	(8,584)	95,144
Cost of sales and operating expenses	32,284	30,376	35,139	(7,262)	90,537
Operating income (loss)	¥ 6,513	¥ 4,564	¥ (5,148)	¥(1,322)	¥ 4,607

Six months ended September 30, 2002	Thousands of U.S. dollars Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	$246,637	$284,582	$244,517	$ —	$775,736
Intersegment sales/transfers	69,686	294	8	(69,988)	—
Total	316,323	284,876	244,525	(69,988)	775,736
Cost of sales and operating expenses	263,221	247,664	286,498	(59,209)	738,174
Operating income (loss)	$ 53,102	$ 37,212	$ (41,973)	$(10,779)	$ 37,562

(2) Geographical Segment Information

Net sales of the Company for the six months ended September 30, 2001 and 2002, classified by geographical segment, are summarized as follows:

Six months ended September 30, 2001	Millions of yen Japan	North America	Europe	Total	Eliminations	Consolidated total
Net sales to:						
Outside customers	¥77,841	¥13,623	¥ 6,329	¥ 97,793	¥ —	¥97,793
Intersegment sales/transfers	6,706	1,296	9	8,011	(8,011)	—
Total	84,547	14,919	6,338	105,804	(8,011)	97,793
Cost of sales and operating expenses	74,989	15,469	7,478	97,936	(5,923)	92,013
Operating income (loss)	¥ 9,558	¥ (550)	¥(1,140)	¥ 7,868	¥(2,088)	¥ 5,780

Six months ended September 30, 2002	Millions of yen Japan	North America	Europe	Total	Eliminations	Consolidated total
Net sales to:						
Outside customers	¥80,326	¥12,201	¥2,617	¥ 95,144	¥ —	¥95,144
Intersegment sales/transfers	5,580	4,252	4	9,836	(9,836)	—
Total	85,906	16,453	2,621	104,980	(9,836)	95,144
Cost of sales and operating expenses	77,449	19,078	3,244	99,771	(9,234)	90,537
Operating income (loss)	¥ 8,457	¥ (2,625)	¥ (623)	¥ 5,209	¥ (602)	¥ 4,607

Six months ended September 30, 2002	Thousands of U.S. dollars Japan	North America	Europe	Total	Eliminations	Consolidated total
Net sales to:						
Outside customers	$654,921	$ 99,478	$21,337	$775,736	$ —	$775,736
Intersegment sales/transfers	45,495	34,668	33	80,196	(80,196)	—
Total	700,416	134,146	21,370	855,932	(80,196)	775,736
Cost of sales and operating expenses	631,464	155,548	26,449	813,461	(75,287)	738,174
Operating income (loss)	$ 68,952	$(21,402)	$ (5,079)	$ 42,471	$ (4,909)	$ 37,562

(3) Overseas Sales Information

Overseas sales of the Company for the six months ended September 30, 2001 and 2002 are summarized as follows:

	Millions of yen			
Six months ended September 30, 2001	North America	Europe	Other	Total
Overseas sales	¥15,416	¥7,375	¥2,750	¥25,541
Consolidated net sales	—	—	—	97,793
Ratio of overseas sales to consolidated sales	15.8%	7.5%	2.8%	26.1%

	Millions of yen			
Six months ended September 30, 2002	North America	Europe	Other	Total
Overseas sales	**¥12,682**	**¥4,571**	**¥1,498**	**¥18,751**
Consolidated net sales	—	—	—	**95,144**
Ratio of overseas sales to consolidated sales	**13.3%**	**4.8%**	**1.6%**	**19.7%**

	Thousands of U.S. dollars			
Six months ended September 30, 2002	North America	Europe	Other	Total
Overseas sales	**$103,400**	**$37,269**	**$12,213**	**$152,882**
Consolidated net sales	—	—	—	**775,736**
Ratio of overseas sales to consolidated sales	**13.3%**	**4.8%**	**1.6%**	**19.7%**

6. SUMMARY OF DONATED ASSETS FROM MR. OKAWA

Summary of Donated Assets to Be Settled

The following donated assets from Mr. Okawa are planned to be settled in the following years:

	Millions of yen		Thousands of U.S. dollars
	2002.3	**2002.9**	**2002.9**
Buildings	¥ 104	**¥ 102**	**$ 831**
Land	279	**279**	**2,275**
Investments in securities	31,554	**19,120**	**155,891**
Long-term loans receivable	1,900	**1,900**	**15,491**
Allowance for doubtful accounts	(700)	**(700)**	**(5,707)**
Other investments	5,814	**4,374**	**35,662**
Other current liabilities	(5,000)	**(5,000)**	**(40,766)**
Total	¥33,951	**¥20,075**	**$163,677**

Summary of Losses on Settlement of Donated Assets

Gains and losses on settlement of donated assets from Mr. Okawa are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
	2002.9	**2002.9**
Gains on sales of investments in securities	**¥ 2**	**$ 16**
Losses on valuation of investments in securities	**(1,285)**	**(10,477)**
Losses in investment association	**(1,409)**	**(11,488)**
Other gains	**10**	**82**
Total	**¥(2,682)**	**$(21,867)**

Gains and losses on the settlement of donated assets from Mr. Okawa on the consolidated statements of operations for the six months ended September 30, 2001 are classified as follows:

	Millions of yen
	2001.9
Other income (expenses)	
Interest income	¥ 50
Interest expense	(49)
Gains on sales of investments in securities	1,017
Loss on valuation of investments in securities	(20,488)
Other, net	380

Summary of Payment on Donated Assets

Proceeds from and payment on the donated assets from Mr. Okawa are as follows:

	Millions of yen	Thousands of U.S. dollars
	2002.9	**2002.9**
Proceeds from sales of investments in securities	**11,819**	**96,364**
Other	**22**	**179**
Total	**¥11,841**	**$96,543**

Proceeds from and payment on the donated assets from Mr. Okawa on the consolidated statements of cash flows for the six months ended September 30, 2001 are classified as follows:

	Millions of yen
	2001.9
Cash Flows from Operating Activities:	
Interest and dividend received	¥ 81
Interest paid	(49)
Other payment	(3,894)
Cash Flows from Investing Activities:	
Proceeds from sales of investments in securities	2,042
Proceeds from collections of advances	8,013
Other, net	(42)
Cash Flows from Financing Activities:	
Decrease in short-term bank loans, net	(20,815)

CORPORATE DATA

As of September 30, 2002

SEGA CORPORATION

Head Office	2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531 Tel. 81-3-5736-7111
Date of Incorporation	June 3, 1960
Number of Employees	3,604 (consolidated basis)

PRINCIPAL OVERSEAS SUBSIDIARIES

SEGA Enterprises, Inc. (U.S.A.)	Townsend Center, 650 Townsend Street, Suite 575, San Francisco, CA 94103-4908, U.S.A.
	Tel. 1-415-701-6500
SEGA of America, Inc.	Townsend Center, 650 Townsend Street, Suite 650, San Francisco, CA 94103-4908, U.S.A.
	Tel. 1-415-701-6000
Visual Concepts Entertainment, Inc.	One Thorndale Drive, San Rafael, CA 94903, U.S.A.
	Tel. 1-415-479-3634
SEGA Europe Ltd.	Canberra House, 266-270 Gunnersbury Avenue, London, W4 5QB, United Kingdom
	Tel. 44-020-8995-3399
SEGA AMUSEMENTS EUROPE LTD.	Suite 3a, Oaks House 12-22, West Street, Epsom, Surrey, KT18 7RG, United Kingdom
	Tel. 44-1372-731-820

AMERICAN DEPOSITARY RECEIPTS

Depositary	JPMorgan Chase Bank
	270 Park Avenue, New York, NY 10017-2070, U.S.A.
	Tel. 1-212-270-6000

INVESTOR INFORMATION

As of September 30, 2002

Total Number of Shares Authorized	600,000,000 shares
Number of Shares Issued	174,945,027 shares
Paid-in Capital	¥127,582 million
Number of Shareholders	86,381
Stock Exchange Listings	Tokyo (First Section), Paris
Transfer Agent	The Sumitomo Trust and Banking Co., Ltd.
Independent Accountants	ChuoAoyama Audit Corporation, Tokyo, Japan
Annual General Meeting of Shareholders	June

CAUTIONARY STATEMENTS

This semiannual report contains forecasts of business results, statements regarding business plans, and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and the Company's operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: +81-3-5736-7111 http://sega.jp/IR/en/home.html/

This annual report is printed on recycled paper.
Printed in Japan